P  R  E  S  S      R  E  L  E  A  S  E

                              FOR IMMEDIATE RELEASE



                    PIZZA INN ANNOUNCES EXECUTIVE CHANGES AND
                          4TH QUARTER FINANCIAL RESULTS


THE  COLONY,  TEXAS-AUGUST  22,  2002

FINANCIAL  RESULTS

PIZZA INN, INC. (NASDAQ:PZZI) today reported a net loss for its fourth quarter ended June 30 of $498,000, or 5 a share, compared to net income of $701,000, or 7 a share a year ago, on revenues of $18.1 million versus $16.6 million in the previous year. Total chain sales for the quarter were $47.8 million versus $46.1 million for the same quarter last year. The decrease in net income was primarily attributable to a pretax charge of approximately $1.9 million to reserve for a note receivable owed to the Company from C. Jeffrey Rogers, the Company's Chief Executive Officer. Based on a review of certain financial information provided by Mr. Rogers, the Board of Directors of the Company has determined that collection of the loan of approximately $1.9 million from the Company to Mr. Rogers is doubtful. Pizza Inn recorded the charge in the fourth quarter of fiscal 2002 to fully reserve for the possible nonpayment by Mr. Rogers.

For fiscal year 2002, earnings per share were 11 versus 23 last year. Net income was $1,137,000 compared to $2,480,000 on revenues of $66.6 million versus $65.3 million last year. Revenues consist of the gross sales of Norco, the Company's food and equipment division, franchise fees, and royalties. Comparable chainwide same store sales finished flat for the year. Total chain sales were $181.3 million for the fiscal year versus $184.2 million last fiscal year.

Excluding the above-described bad debt charge, earnings per share for its fourth quarter ended June 30 were 8 , versus 7 for the same quarter last year. Net income, excluding the bad debt charge, was $788,000 versus $701,000 on revenues of $18.1 million versus $16.6 million in the previous year. The fourth quarter ended June 30 includes a $700,000 non-cash reserve reversal, which was originally set up as the Company emerged from bankruptcy, now deemed unnecessary. This was offset by other items, including the full provision of all remaining rent expense at the Company's former corporate headquarters of approximately $304,000 due to the continued weak leasing market and additional legal reserves of $165,000. The fourth quarter ended June 30 included 14 weeks versus 13 weeks for the same quarter last year.

Excluding the above bad debt charge earnings per share, for fiscal year 2002, were 24 versus 23 last year. Net income, excluding the bad debt charge, was $2,424,000 compared to $2,480,000 on revenues of $66.6 million versus $65.3 million last year. Fiscal 2002 included 53 weeks versus 52 weeks in fiscal 2001.




PIZZA  INN  ANNOUNCES  EXECUTIVE  CHANGES  AND
4TH  QUARTER  FINANCIAL  RESULTS




EXECUTIVE  CHANGES

The Company also announced that C. Jeffrey Rogers has resigned his position as Chief Executive Officer, Vice-Chairman and Director of the Company. Ronald W. Parker, previously President and a Director of Pizza Inn, Inc., has been named the Company's new Chief Executive Officer. The changes are effective immediately.

President and CEO Ronnie Parker said, "The opportunity to lead Pizza Inn into its next era of growth is both a great honor and great responsibility. We have an excellent restaurant concept, and are well positioned for our future with a strong foundation of quality products, and excellent franchisees and employees who are focused on our goals. Our first priority will be to continue to strengthen relationships and communications with our franchisees to further ensure customer satisfaction with both our quality products and service. With the recent completion of our new corporate facility and distribution center, our current priorities will also include regaining net growth in new restaurants, improving comparative restaurant sales, and continuing to reduce corporate debt levels. I look forward to helping lead this Company's future."

Mr. Parker has a long and successful record in the restaurant industry since 1974. He has served as President of Pizza Inn since July 2000 and, after joining the Company in October 1992, was elected Executive Vice President, Chief Operating Officer and a Director in January 1993. Mr. Parker came to Pizza Inn from the Bonanza restaurant division of Metromedia Steakhouses, Inc. where he was Executive Vice President and spent ten years.

                                    _________________________________
This  announcement  contains  forward-looking  statements  within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include those identified by such words as may, will, expect, anticipate, believe, plan and other similar terminology. These "forward-looking" statements reflect management's current expectations regarding future events and operating and financial performance and are based upon currently available data. However, actual results are subject to future events and uncertainties, which could cause actual results to differ from those projected in this announcement. Factors that can cause actual results to differ materially include changes in commodity, labor, and other operating costs: changes in competition in the food industry, consumer preferences, spending patterns and demographic trends; the effectiveness of our operating initiatives and advertising and promotional efforts; and changes in accounting policies and practices. Further information about factors that could affect our financial and other results are included in our Forms 10-Q and 10-K filed with the Securities and Exchange Commission.

                     P  R  E  S  S      R  E  L  E  A  S  E

Pizza  Inn,  Inc.                    For  more  information  contact:
3551  Plano  Parkway               Ronald  W.  Parker
The  Colony,  TX  75056               Chief  Executive  Officer
                         (469)  384-5000

   For more information about the company, visit Pizza Inn at www.pizzainn.com
                                                              ----------------

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

                                 PIZZA INN, INC.
               (In thousands, except share and per share amounts)






                                         June 30,      June 24,
4TH QUARTER. . . . . . . . . . . . .         2002          2001
------------------------------------  ------------  -----------
Revenue. . . . . . . . . . . . . . .  $    18,061   $    16,584

(Loss) Income before taxes . . . . .        ($755)  $     1,172

Net (Loss) Income. . . . . . . . . .        ($498)  $       701

Diluted (loss) earnings per share. .       ($0.05)  $      0.07

Basic (loss) earnings per share. . .       ($0.05)  $      0.07

Weighted average shares outstanding:
   Diluted . . . . . . . . . . . . .   10,058,094    10,476,991
   Basic . . . . . . . . . . . . . .   10,058,094    10,475,862



                                         June 30, . .  June 24,
TWELVE MONTHS. . . . . . . . . . . .         2002          2001
------------------------------------  ------------  -----------
Revenue. . . . . . . . . . . . . . .  $    66,642   $    65,269

Income before taxes. . . . . . . . .  $     1,723   $     3,921

Net Income . . . . . . . . . . . . .  $     1,137   $     2,480

Diluted earnings per share . . . . .  $      0.11   $      0.23

Basic earnings per share . . . . . .  $      0.11   $      0.23

Weighted average shares outstanding:
   Diluted . . . . . . . . . . . . .   10,095,085    10,638,640
   Basic . . . . . . . . . . . . . .   10,091,817    10,635,237
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